UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 5)

TRANSPORTADORA DE GAS DEL SUR S.A.
(Name of Subject Company (Issuer))

GRUPO INVERSOR PETROQUÍMICA S.L.
WST S.A.
PCT LLC

(Names of Filing Persons (Offerors))

Class B Shares, one peso (Ps. 1.00) nominal amount each and
American Depositary Shares,
each representing five Class B Shares
(Title of Class of Securities)

Class B Share (ISIN ARP9308R1039)
American Depositary Share (CUSIP 893870204)
(CUSIP Number of Class of Securities)

PCT LLC
c/o EMS Capital LP
499 Park Ave., 11th Floor
New York, NY, 10022
Attention: Grace Lee
Telephone: (212) 891-2721

Grupo Inversor Petroquímica S.L.
Av. Doctor Arce 14
Madrid, Spain, 28002
Attention: Luis Alberto Fallo & Hugo Nestor Galluzzo
Telephone: +34 91 5630601

WST S.A.
Avenida Córdoba 1561, 2nd Floor
Buenos Aires, Argentina
Attention: Pablo Tarantino & Agustin Griffi
Telephone: +54 11 4-316-9031
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Conrado Tenaglia
Peter Cohen-Millstein
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 903-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$227,278,618.07	$26,341.60

*
Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated assuming the purchase of 194,651,345 Class B Shares, one peso (Ps. 1.00) nominal amount each per share (the “Class B Shares”) (including Class B Shares represented by American Depositary Shares (each American Depositary Share representing rights to five (5) Class B Shares) (the “ADSs”)), the maximum number of Class B Shares subject to the offer, at a purchase price of Ps. 18.39 per Class B Share (including Class B Shares represented by ADSs) of Transportadora de Gas del Sur S.A. (“TGS”). The Transaction Valuation was calculated in Argentine Pesos (Ps.) and converted into U.S. dollars using the selling exchange rate of Ps. 15.75 per U.S.$ 1.00 reported by Banco de la Nación Argentina on December 27, 2016.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016 by multiplying the transaction value by .0001159.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,341.60	Filing Party: PCT LLC
Form or Registration No.: 005-89736	Date Filed: December 30, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

On March 15, 2017, Amendment No. 4 to the Schedule TO (as defined below) was filed by the Offerors (as defined below). Amendment No. 4 was intended to be the final amendment to the Schedule TO. However, following the announcement of the completion of the Offers (as defined below), Computershare Trust Company, N.A. (the “U.S. Receiving Agent”) advised the Offerors that due to an error by the U.S. Receiving Agent 33,264 ADSs properly tendered and not validly withdrawn were not included in the original report furnished to the Offerors on March 15, 2017. The additional ADSs bring the total number of ADSs validly tendered and not withdrawn in the U.S. Offer (as defined below) to 42,117.542762, not 8,853.542762 ADSs as previously announced. This Amendment No. 5 is intended to correct this error. This Amendment No. 5 replaces and supersedes Amendment No. 4 in its entirety.

*****

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed by Grupo Inversor Petroquímica S.L. (“GIP”), a limited company organized under the laws of Spain, WST S.A. (“WST”), a corporation organized under the laws of Argentina and PCT LLC (“PCT”), a limited liability company organized under the laws of the State of Delaware, United States of America (collectively, the “Offerors”) with the Securities and Exchange Commission (the “SEC”) on December 30, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “U.S. Offer”) by the Offerors to purchase up to a total of 194,651,345 outstanding Class B Shares of common stock, one peso (Ps. 1.00) nominal amount each per share (the “Class B Shares”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing rights to five (5) Class B Shares) (the “ADSs” and, together with the Class B Shares, the “Securities”), which represent twenty-four and one-half percent (24.5%) of the capital stock of Transportadora de Gas del Sur S.A., a corporation organized under the laws of Argentina (“TGS”), other than those held by the Offerors or their affiliates, in cash at a price of Ps. 18.39 per Class B Share (payable in U.S. dollars) and Ps. 91.95 per ADS (payable in U.S. dollars), in each case based on the Ps./U.S. dollar selling exchange rate reported by Banco de la Nación Argentina at the close of business on March 14, 2017, which was the Argentine Business Day (as defined in the U.S. Offer to Purchase) prior to the Expiration Date, (U.S.$ 1.17 per Class B Share and U.S.$ 5.86 per ADS based on the selling exchange rate of Ps. 15.70 per U.S. $1.00 reported by Banco de la Nación Argentina on March 14, 2017) (with one (1) ADS representing five (5) Class B Shares) (the “Offer Price”), in each case without interest thereon, net of (i) any applicable brokerage fees or commissions and (ii) applicable withholding taxes, including Argentine capital gains tax, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated December 30, 2016 (the “U.S. Offer to Purchase”), which is attached as Exhibit (a)(1)(i) to the Schedule TO.

The U.S. Offer was made in conjunction with an offer by the Offerors in Argentina for up to a total of 194,651,345 outstanding Class B Shares (the “Argentine Offer,” and together with the U.S. Offer, the “Offers”). The offer price in the Argentine Offer is Ps. 18.39 per Class B Share, payable in Argentine pesos under the terms described in the prospectus for the Argentine Offer.  The U.S. Offer and Argentine Offer expired on March 15, 2017.

The information set forth in the U.S. Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the U.S. Offer to Purchase. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

This Amendment is being filed to disclose the results of the U.S. Offer.

Items 1 through 9; Item 11

At 11:00 a.m., New York City time, on Wednesday, March 15, 2017, the U.S. Offer and withdrawal rights expired as scheduled and were not extended.  Based on the final count by the U.S. Receiving Agent and the Argentine Receiving Agent, 42,117.542762 ADSs and no Class B Shares were validly tendered and not withdrawn in the U.S. Offer and 4,003 Class B Shares were validly tendered in the Argentine Offer, representing an aggregate of 214,590.71381 Class B Shares (including Class B Shares underlying ADSs). Because the number of Class B Shares (including Class B Shares underlying ADSs) tendered in the Offers did not exceed the aggregate number of Class B Shares that the Offerors offered to purchase in the Offers, no proration was required. All conditions to the U.S. Offer having been satisfied, including the completion of the Argentine Offer, the Offerors accepted for purchase and intend to promptly pay for in accordance with the terms of the U.S. Offer, all ADSs and Class B Shares validly tendered and not withdrawn pursuant to the U.S. Offer.

The press release announcing the completion of the U.S. Offer is attached hereto as Exhibit (a)(5)(x) and incorporated by reference herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(x)	Press Release of Grupo Inversor Petroquímica S.L., WST S.A. and PCT LLC, dated March 24, 2017

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2017

Grupo Inversor Petroquímica S.L

By:	/s/ Luis Alberto Fallo & Carlos Alberto Sielecki
Name:	Luis Alberto Fallo & Carlos Alberto Sielecki
Title:	Attorneys in Fact

WST S.A.

By:	/s/ Gregorio Werthein
Name:	Gregorio Werthein
Title:	Attorney in Fact

PCT LLC

By:	/s/ Edmond M. Safra
Name:	Edmond M. Safra
Title:	President